Exhibit 99.1

Nano Dimension Acquires Admatec and Formatec, Creating

Metal & Ceramic Additive Manufacturing Portfolio

An Unparalleled Opportunity to Expand its Multi Material 3D Printing with Best-in-Breed

Printing Process and Service Bureau

Waltham, Massachusetts, July 08, 2022 (GLOBE NEWSWIRE) -- Nano Dimension Ltd. (Nasdaq: NNDM, “Nano Dimension” or the “Company”), a leading supplier of Additively Manufactured Electronics (“AME”) and multi-dimensional metal & ceramic Additive Manufacturing (“AM”) 3D printers, announced today that it has signed and closed a definitive agreement to acquire Formatec Holding B.V (“Admatec/Formatec”), which includes its two subsidiaries - Admatec Europe B.V. (“Admatec”) and Formatec Technical Ceramics B.V. (“Formatec”).

Admatec/Formatec, based in the Netherlands, are comprised of two complementary businesses operating together, which were part of the U.S.-based Precision Surfacing Solutions. It is a leading developer and manufacturer of additive manufacturing and 3D printing systems for ceramic and metal end-user parts. Its industry-grade systems - powered by digital light processing technology - use materials with superior mechanical, electrical, thermal, biological, and chemical properties to produce an array of parts for medical, jewelry, industrial, and investment casting uses. Admatec/Formatec’s industrial production service division is a design-to-production partner for industrial-scale customers via its service bureau platform that combines the advantages of injection molding and additive manufacturing. Both means of production have served as a strategic advantage in working with customers, from early-stage ideas into serial production of end-use parts.

Admatec/Formatec has shown promising financial results under strenuous circumstances of its parent company, indicating that accelerated growth based on its innovative technology can be expected. The business delivered $5.3 million in revenue with a gross margin of 56% in 2021. Nano Dimension has paid a total cash sum of $12.9 million for Admatec/Formatec (net of its cash).

By joining Nano Dimension, Nano Dimension believes that Admatec/Formatec are now poised for even greater success within the Industry 4.0 landscape, which Nano Dimension is at the forefront of transforming with its combination of deep learning-based AI, additive manufacturing, materials science, and robotics. This expertise is planned to enable advanced breakthroughs across the Admatec/Formatec set of solutions and expected to drive tremendous competitive edges for customers.

Nano Dimension’s go-to-market platform is geared to accelerate and broaden the reach of Admatec/Formatec’s products and services to growing markets, particularly in the United States and Europe, where a tailwind of macro trends is driving demand for additive manufacturing (AM) while onshoring and localizing high-mix low-volume manufacturing.

With Admatec/Formatec, Nano Dimension will add two critical aspects to its offering in the AM domain: Materials and new product types. Materials have and will continue to be the bedrock of a successful AM offering. Nano Dimension is already leading in materials science thanks to the breakthroughs in driving additively manufactured electronics with both conductive and dielectric materials. Now, Nano Dimension will also benefit from ceramic and metals – two critical materials for developing applications and end-use parts. To date, Nano Dimension has focused on AME and Micro-AM. As the Company advances, offering new Admatec/Formatec product types will harness the ability for customers to print larger parts – going in size from millimeters to multiple centimeters/inches. This is all further enhanced by the combination of possibilities for Nano Dimension with 3D-Addititve Manufacturing integrated with Metal Injection Molding.

Jaco Saurwalt, Chief Operating Officer of Admatec/Formatec, who is joining Nano Dimension as the Head of its Admatec/Formatec Division, commented, “The teams across Admatec and Formatec are excited to become a part of Nano Dimension. We are proud of how we have developed this business and are convinced that we shall be able to expand and accelerate our growth based on our present technology and services. We expect that the combined expertise with Nano Dimension will further establish a leading position in the high-mix-low-volume metal 3D-AM production markets.”

Yoav Stern, Chairman and Chief Executive Officer of Nano Dimension, shared, “Admatec/Formatec’s scientists, engineers and other team members, all of whom joined Nano Dimension upon closing of this transaction, are experts and industry veterans in AM 3D-industrial processes. They are going to continue to be led by their present management team.” Mr. Stern added, “Admatec/Formatec’s products and services expand Nano Dimension’s Fabrica Division, adding volume manufacturing capabilities to the high precision micro-mechanical Fabrica 2.0 systems.”

“No less important,” Mr. Stern concluded, “is our intention to use our deep learning-based artificial intelligence technologies, from our DeepCube acquisition, to become the “robotic brains” for Admatec/Formatec systems. We expect this will improve yield and throughput and drive a more seamless integration with Nano Dimension’s Fabrica systems. Admatec/Formatec’s machines and services fit the larger picture of Nano Dimension’s vision, aiming to establish “Industry 4.0” solutions, which entail building an AI-based “distributed digital manufacturing application” rather than just machines as capital equipment. The end goal is to reach a capability for maintaining digital inventory of high-end printed mechanical parts in digital form: print them as you need them, where you need them, only the quantity you need, in the best quality at competitive prices, with the highest yield and throughput possible for that point in time, specifically for high mix/low volume scenarios.”

About Formatec Holding B.V.

Formatec Holding B.V. from Powder to Part, consists of two companies based on shared expertise in powder-based shaping & sintering technologies. Started more than 25 years ago as a ceramic injection molding company, it expanded to two companies: Formatec services customers’ ideas, from design to serial production of Powder Metallurgical & Ceramic parts or devices. Well equipped with shaping technologies like injection molding, 3D printing, green & hard machining and sintering furnaces its material, process and manufacturing experts support clients’ product development all the way from prototype to manufacturing and end-of-life services. Admatec is focused on supplying 3D printing solutions for ceramics and metals. The Admaflex 130 and 300 are modular DLP printing systems for ceramics and metals on one platform with customer-friendly software enabling full parameter accessibility & control and unique vision-based process monitoring.

About Nano Dimension

Nano Dimension’s (Nasdaq: NNDM) vision is to transform the electronics and similar additive manufacturing sectors through the development and delivery of an environmentally friendly and economically efficient additive manufacturing, Industry 4.0 solution, while enabling a one-production-step-conversion of digital designs into functioning devices – on-demand, anytime, anywhere.

The DragonFly® IV system and specialized materials serve cross-industry High-Performance-Electronic-Devices (Hi-PED®s) fabrication needs by simultaneously depositing proprietary conductive and dielectric substances while integrating in-situ capacitors, antennas, coils, transformers, and electromechanical components. The outcomes are Hi-PEDs which are critical enablers of autonomous intelligent drones, cars, satellites, smartphones, and in vivo medical devices. In addition, these products enable iterative development, IP safety, fast time-to-market, and device performance gains.

Nano Dimension also develops complementary production equipment for Hi-PEDs and printed circuit board (PCB) assembly (Puma, Fox, Tarantula, Spider, etc.). The core competitive edge for this technology is in its adaptive, highly flexible surface-mount technology (SMT) pick-and-place equipment, materials dispenser suitable for both high-speed dispensing and micro-dispensing, as well as an intelligent production material storage and logistics system.

Additionally, Nano Dimension is a leading developer and supplier of high-performance control electronics, software, and ink delivery system. It invents and delivers state-of-the-art 2D and 3D printing hardware and unique operating software. It focuses on high-value, precision-oriented applications such as specialized direct-to-container packaging, printed electronics functional fluids, and 3D printing, which is all controlled by the proprietary software system - Atlas.

Serving similar users of Hi-PEDs, Nano Dimension’s Fabrica 2.0 micro additive manufacturing system enables the production of microparts based on a Digital Light Processor (DLP) engine that achieves repeatable micron levels resolution. The Fabrica 2.0 is engineered with a patented array of sensors that allows a closed feedback loop, using proprietary materials to achieve very high accuracy while remaining a cost-effective mass manufacturing solution. It is used in the areas of micron-level resolution of medical devices, micro-optics, semiconductors, micro-electronics, micro-electro-mechanical systems (MEMS), microfluidics, and life sciences instruments.

For more information, please visit www.nano-di.com.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Nano Dimension’s current expectations, they are subject to various risks and uncertainties. Actual results, performance or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release. For example, Nano Dimension is using forward-looking statements when it discusses the potential benefits of, and opportunities resulting from, the acquisition of Formatec Holding, as well as the expected growth of Admatec/Formatec. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s Annual Report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 31st, 2022, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Nano Dimension is not responsible for the contents of third-party websites.

NANO DIMENSION INVESTOR RELATIONS CONTACT

Yael Sandler, CFO | ir@nano-di.com

NANO DIMENSION MEDIA RELATIONS CONTACT

Julien Lederman, Head of Corporate Development | pr@nano-di.com

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